Filed Pursuant to Rule 433

Registration No. 333-163641

September 20, 2010

U.S.$1,000,000,000

TransCanada PipeLines Limited

3.80% Senior Notes due 2020

Issuer:	TransCanada PipeLines Limited

Security:	3.80% Senior Notes due 2020

Size:	U.S.$1,000,000,000

Maturity Date:	October 1, 2020

Coupon:	3.80%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2011

Price to Public:	99.743%

Benchmark Treasury:	2.625% due August 15, 2020

Benchmark Treasury Yield:	2.706%

Spread to Benchmark Treasury:	+112.5 basis points

Yield:	3.831%

Redemption:	At any time at the greater of par or a discount rate of Treasury plus 20 basis points

Trade Date:	September 20, 2010

Expected Settlement Date:	September 23, 2010 (T+3)

CUSIP:	893526 DK6

ISIN:	US893526DK63

Anticipated Ratings:	A3 by Moody’s Investors Service, Inc.
A- by Standard & Poor’s Ratings Services
A by DBRS Limited

Joint Bookrunners:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Co-Managers:	Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
SG Americas Securities, LLC
UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at (877) 858-5407 or J.P. Morgan Securities LLC collect at (212) 834-4533.

CREDIT RATINGS

The notes are expected to be rated A- by Standard & Poor’s (“S&P”), A3 by Moody’s Investors Service, Inc. (“Moody’s”) and A by DBRS Limited (“DBRS”) (S&P, Moody’s and DBRS are each a “Rating Agency” and collectively the “Rating Agencies”).  The rating outlook with respect to the notes from each of the Rating Agencies is expected to be stable.  Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  The Rating Agencies’ ratings for debt instruments range from a high of AAA to a low of D for both S&P and DBRS and, in the case of Moody’s long-term issuer rating, from a high of Aaa to a low of C.

According to the S&P rating system, an obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories.  However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.  The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

According to the Moody’s rating system, debt securities rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations.  Numerical modifiers 1, 2 and 3 are applied to each rating classification from Aa through Caa.  Modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, modifier 2 indicates a mid-range ranking and modifier 3 indicates a ranking in the lower end of that generic rating category.

According to the DBRS rating system, debt securities rated A are of satisfactory credit quality.  Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities.  While a respectable rating, entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated securities.  “High” or “low” grades are used to indicate the relative standing within a rating category.  The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.

The credit ratings accorded to the notes by the Rating Agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant.  The lowering of any rating of the notes may negatively affect the quoted market price, if any, of the notes.